TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

16th April 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release: Taylor Nelson completes BMC acquisition

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 208 967 1334.

Yours faithfully

pp Cheryl Greaves

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

dlw 4/23

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

For release at 07.00 **10 April 2002**

Taylor Nelson Sofres completes BMC acquisition

Taylor Nelson Sofres, a world leader in market information, has completed the acquisition of the broadcast division of BMC News, following receipt of approval from the Office of Fair Trading.

As announced on 1 February 2002, the activities of BMC's broadcast division will be combined with the group's existing media intelligence activities in the UK, creating one of the country's premier broadcast monitoring specialists. These activities form part of TNS Media Intelligence, which operates across 20 countries.

ENDS

For further information, please contact:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Janis Parks, Investor Relations Manager	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

Note to editors
About Taylor Nelson Sofres

Through its international network in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world.

Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

RECEIVED
APR 18 2002
155
SEC MAIL PROCESSING SECTION WASH, D.C.

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

16th April 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release: Taylor Nelson Sofres extends operations in the United States

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 208 967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060

TAYLOR NELSON SOFRES PLC

For release at 07.00 **12 April 2002**

Taylor Nelson Sofres extends operations in the United States

Taylor Nelson Sofres, a world leader in market information, has acquired the business and assets of Elrick & Lavidge Marketing Research (E&L), one of the most respected companies in the US customised research industry.

Founded in 1951, E&L includes among its clients a significant number of the Fortune 100 companies. It specialises in the Consumer, Financial Services, IT and Telecoms industries, as well as being a leader in mystery shopping research.

E&L will be run as part of TNS Intersearch, which has a record of successfully integrating acquisitions. Market research is not a core business for E&L's current owner, Aegis Communications Group, Inc. Turnover in the year ended 31 December 2001 was US$22.9 million and pro-forma net assets at that date were US$2.6 million.

Commenting on the acquisition, Mike Kirkham, Chief Executive of Taylor Nelson Sofres, said: "This move adds further growth potential to our US customised business, which grew significantly ahead of the market last year, against a difficult economic backdrop. We will benefit from the quality of the E&L team and their strong client relationships in many of our specialist sectors, while realising administrative cost savings by merging the business with TNS Intersearch."

Bruce Shandler, Head of TNS Market Research Activities in North America, added: "This acquisition will further expand our coverage of the US market and adds mystery shopping to our portfolio of services. At the same time, E&L's clients will benefit from our dedicated focus on market research and the access they are gaining to the Taylor Nelson Sofres global network, our range of branded solutions and internet research skills."

For further information, please contact:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Janis Parks, Investor Relations Manager	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

Note to editors

Through its international network in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com.

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